OYCO, INC.

1313 E Maple Street, Suite 201, PMB #477, Bellingham, Washington 98225

360-685-4277

October 15, 2009

Ta Tanisha Meadows

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Dear Madam:

Re:

Oyco, Inc.

Item 4.01  Form

Filed September 16, 2009

File No.  0-51361

In connection with your letter of September 21, 2009 with respect to the Company’s Form 8-K  filed September 16, 2009 the Company acknowledges and confirms that:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order.  Should you have any questions please do not hesitate to contact the undersigned.

Yours truly

Oyco, Inc.

By:  /s/Rhonda Stevenson

_____________________

Rhonda Stevenson

President, Chief Executive Officer,

Chief Financial Officer and Director

(Principal Executive Officer and Principal Financial Officer)